UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 333-06489

NOTIFICATION OF LATE FILING

(CHECK ONE):

[x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

The Majestic Star Casino, LLC
The Majestic Star Casino Capital Corp.
Full Name of Registrant (Former Name if Applicable)

301 Fremont Street, 12th Floor
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89101
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) due to the following reason:

The Registrant has been unable to compile all pertinent information to complete the annual report and unable to provide the Company's independent auditors with all of the accounting information necessary to complete the annual report. This is principally the result of the acquisition of Trump Indiana, Inc., certain joint ventures of Trump Indiana, Inc., and other refinancing transactions (together “Transactions”) completed on December 21, 2005 and the related purchase and other accounting required to properly account for the Transactions. The foregoing reason causing the inability to file the Form 10-K could not be eliminated without unreasonable effort or expense. The Registrant represents that the Form 10-K will be filed by no later than the 15th calendar day following the date on which the Form 10-K was due.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jon S. Bennett	(702)	388-2224
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Majestic Star Casino, LLC
The Majestic Star Casino Capital Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ Jon S. Bennett
Jon S. Bennett
Vice President and Chief Financial Officer
March 31, 2005